UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES

TENDER OFFERS’ RESULTS AND SATISFACTION OF FINANCING CONDITION

July 18, 2017

MEXICO CITY, MEXICO – Petróleos Mexicanos (“Pemex”) today announced the final results for its previously announced cash tender offers (the “Offers”) to purchase any and all of its outstanding notes set forth in the table below (collectively, the “Existing Securities”), made pursuant to the offer to purchase (the “Offer to Purchase”) and the related letter of transmittal and notice of guaranteed delivery sent to holders of the Existing Securities, each dated July 11, 2017 (collectively, the “Offer Documents”).

Tender Offers’ Results

As of 5:00 p.m., New York City time, on July 18, 2017 (the “Expiration Date”), the principal amounts of Existing Securities of each series outstanding and validly tendered are as set forth in the table below.

Series of Securities	CUSIPs	Aggregate Principal Amount Outstanding Prior to Offers	Aggregate Principal Amount Validly Tendered (1)
5.750% Notes due March 1, 2018	706451BS9 – 70645JBD3 – 70645KBD0	U.S. $1,758,330,000	U.S. $919,417,000
3.500% Notes due July 18, 2018	71654QBJ0 – 71656LAS0 – 71656MAS8	U.S. $1,000,000,000	U.S. $644,024,000
3.125% Notes due January 23, 2019	71654QBQ4 – 71656LAW1 – 71656MAW9	U.S. $500,000,000	U.S. $171,832,000

(1)	Not including aggregate principal amounts of Existing Securities tendered pursuant to the guaranteed delivery procedures described in the Offer Documents, for which delivery of Existing Securities must be made by 5:00 p.m., New York City time, on July 20, 2017.

Additionally, $1,666,000 aggregate principal amount of its outstanding 5.750% Notes due March 1, 2018, $6,401,000 aggregate principal amount of its outstanding 3.500% Notes due July 18, 2018 and $606,000 aggregate principal amount of its outstanding 3.125% Notes due January 23, 2019 were tendered pursuant to the guaranteed delivery procedures described in the Offer Documents.

Pemex has accepted for purchase all Existing Securities validly tendered at or prior to the Expiration Date. Holders whose Existing Securities have been accepted for purchase will also receive interest accrued but unpaid on their Existing Securities accepted for purchase to, but excluding, the expected Settlement Date (as defined below). Under no circumstances will any interest be payable because of any delay in the transmission of funds to holders by The Depository Trust Company. Pemex will not accept any further tenders.

Satisfaction of Financing Condition

On July 18, 2017, Pemex issued (i) U.S. $2,500,000,000 reopening aggregate principal amount of its 6.500% Notes due 2027 and (ii) U.S. $2,500,000,000 reopening aggregate principal amount of its 6.750% Bonds due 2047 in a concurrent offering. As a result, pursuant to the terms and conditions described in the Offer to Purchase, the Financing Condition (as defined therein) has been satisfied.

Settlement

Payment for the Existing Securities validly tendered is expected to be made, subject to the terms and conditions of the Offer to Purchase, on July 21, 2017 (the “Settlement Date”). Payment for the Existing Securities validly tendered pursuant to the guaranteed delivery procedures described in the Offer Documents is also expected to be made, subject to the terms and conditions of the Offer to Purchase, on July 21, 2017.

Further Information

D. F. King & Co., Inc., has been appointed as the information agent for the Offers. Banks and brokers call: +1-212-269-5550. All others call: 866-342-4881 (U.S. toll-free) or +1-212-269-5550 (international). Email: pemex@dfking.com. Copies of the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery are available at www.dfking.com/pemex.

Pemex has retained BBVA Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as Dealer Managers in connection with the Offers. Questions regarding the Offers may be directed to BBVA Securities Inc. at + 1 212-728-2446 or liabilitymanagement@bbva.com, HSBC Securities (USA) Inc. at 888-HSBC-4LM (U.S. toll-free), +1-212-525-5552 (international) or liability.management@hsbcib.com, J.P. Morgan Securities LLC at (866) 846-2874 (U.S. toll-free) or (212) 834-7279 (U.S. collect) and Santander Investment Securities Inc. at (855) 404-3636 (U.S. toll-free), (212) 940-1442 (U.S. collect) or LiabilityManagement@santander.us.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Offers are being made solely through the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery, and only to such persons and in such jurisdictions as are permitted under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: July 18, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.